FOR IMMEDIATE RELEASE

Westinghouse Solar to provide loans for U.S. residential solar installations

$20 million of financing available to fund up to 5MW of solar capacity, 1,000 home installations

New York, NY – May 19, 2014 – CBD Energy Limited (CBD; OTCBB: CBDNF) today announced that Westinghouse Solar, its U.S. subsidiary, will begin offering financing of up to $45,000 on residential solar systems for qualified customers from $20 million of third-party funding capacity allocated to the company. CBD is a diversified clean energy company and leading global provider of solar systems, having completed more than 17,000 residential installations in Australia and numerous commercial and utility-scale systems worldwide. CBD Energy Limited markets its residential and commercial solar installations under the name Westinghouse Solar.

This financing option complements the imminent U.S. launch of Westinghouse Solar to offer residential solar systems in select U.S. markets. Westinghouse Solar residential systems sold in the United States will be backed by an industry-leading 20-year warranty.

“Our new loan facility lets Westinghouse Solar offer a zero-down solar offering with competitive financing terms that provide favorable economics for the customer. The loan program also allows our solar system customers to retain the full benefit of available tax credits and other renewable energy incentives, and to avoid potential issues involved with transfer of leases or power purchase agreements if/when they sell their homes. Use of our loan program by our customers will also ensure that local incentives benefit residents of the participating communities and enhance local economic growth. Consequently, we expect the demand for Westinghouse Solar system loans to be high. The $20 million in financing capacity CBD has arranged should be adequate to meet the needs of Westinghouse Solar customers for the next several months. We are already exploring ways to expand our solar system loan capacity to handle future growth and meet the needs of new solar system buyers,” said James Greer, SVP of Westinghouse Solar U.S.

Solar system loans offered by Westinghouse Solar will be underwritten, serviced and owned by third-party financing sources and neither CBD nor its U.S. subsidiary, Westinghouse Solar, will retain financial exposure to loan delinquencies or defaults.

To learn more about Westinghouse Solar’s systems and loan offerings, or to schedule a free Westinghouse Solar site evaluation, please visit us at: www.westinghousesolar.com.

About CBD Energy Limited (OTC: CBDNF)

Established in 1989, CBD Energy Limited, or CBD, is a diversified renewable energy company and a global leader in solar installations.  Powered by a management team with deep experience in the energy sector and strong engineering capabilities, CBD is focused on the integration of residential solar, commercial and industrial solar, small utility scale solar and wind projects, in three principal markets - Australia, the U.S. and UK.

Headquartered in Sydney, with principal regional offices in London and New York, CBD has completed projects across four continents, in countries as far-reaching as Australia, Fiji, Germany, Italy, New Zealand, the UK and the U.S.  CBD has installed more than 17,000 residential systems and developed large renewable energy projects such as the 107MW wind farm in Taralga, NSW. CBD markets its residential and commercial solar installations under the name Westinghouse® Solar, using the WESTINGHOUSE® trademark pursuant to an exclusive, long-term worldwide license. For further information on CBD Energy Limited and Westinghouse Solar, please visit:

www.cbdenergy.com	www.westinghousesolar.com.au
www.westinghousesolar.com	www.westinghousesolar.co.uk

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Caution Concerning Forward-Looking Statements

This news release contains ‘forward-looking statements.  Such forward-looking statements can be identified by, amongst other things, the use of forward-looking language, such as the words ‘plan’, ‘believe’, ‘expect’, ‘anticipate’, ‘intend’, ‘estimate’, ‘project’, ‘may’, ‘would’, ‘could’, ‘should’, ‘seeks’, or ‘scheduled to’, or other similar words, or the negative of these terms, or other variations of these terms or comparable language, or by discussion of strategy or intentions.

The forward-looking statements in this release include statements regarding the capacity and demand for our residential solar systems, the demand for related solar system loans, the adequacy of our loan credit facility to meet such demand, the competitiveness of such loans and other financing options we offer and our prospective sales of residential solar systems. Such forward-looking statements and our business generally are subject to various risks and uncertainties, as well as those set forth in the Corporation’s most recent registration statement on Form F-1, as filed with the U.S. Securities and Exchange Commission (SEC), and involve assumptions, estimates, and uncertainties that reflect current internal projections, expectations or beliefs. There can be no assurance that forward looking statements contained herein will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. All forward looking statements contained in this news release are qualified in their entirety by these cautionary statements and the risk factors described above. Furthermore, all such statements are made as of the date of this release, and CBD Energy Limited assumes no obligation to update or revise these statements unless otherwise required by law.

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CONTACTS

AU Corporate/Investor	US Corporate/Investor	Media
Gerry McGowan	James Greer	David Evanson
CBD Energy Limited	CBD Energy Limited	Schoen/Evanson Media
+61 2 8069 7970	+ 1 917 714 4791	+1 610 505 0832

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